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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48642

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE LAWRENCE D. VITEZ CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

596 HERRONS FERRY ROAD, SUITE 300
(No. and Street)

ROCK HILL (City) SOUTH CAROLINA (State) 29730 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LAWRENCE D. VITEZ 803 324-7100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREERWALKER LLP
(Name – *if individual, state last, first, middle name*)

227 WEST TRADE ST, STE 1100 (Address) CHARLOTTE (City) NORTH CAROLINA (State) 28202 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EO
RMS

OATH OR AFFIRMATION

I, LAWRENCE D. VITEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE LAWRENCE D. VITEZ CORPORATION, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANICE DALE GOINS
NOTARY PUBLIC
MECKLENBURG COUNTY, NC
My Commission Expires 8/30/2021

Signature

PRESIDENT
Title

Janice Dale Goins
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE LAWRENCE D. VITEZ CORPORATION

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2018 and
Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of The Lawrence D. Vitez Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Lawrence D. Vitez Corporation (the "Company") as of December 31, 2018, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended and the related notes to the financial statements and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Lawrence D. Vitez Corporation as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Lawrence D. Vitez Corporation's management. Our responsibility is to express an opinion on The Lawrence D. Vitez Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to The Lawrence D. Vitez Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information on pages 10 to 12 has been subjected to audit procedures performed in conjunction with the audit of The Lawrence D. Vitez Corporation's financial statements. The supplemental information is the responsibility of The Lawrence D. Vitez Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the auditors for The Lawrence D. Vitez Corporation since 1997.

GreerWalker LLP

Certified Public Accountants
February 21, 2019
Greenville, SC

GreerWalker LLP | **greerwalker.com**
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

THE LAWRENCE D. VITEZ CORPORATION

STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 83,165
Broker-dealer commission receivable	91,870
Other receivables	2,055
Prepaid expenses	3,775
Total current assets	180,865
PROPERTY:	
Office furniture and equipment	56,200
Less accumulated depreciation	(42,520)
Property, net	13,680
TOTAL ASSETS	**$ 194,545**
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES:	
Accounts payable	$ 37,034
STOCKHOLDER'S EQUITY:	
Common stock, $1 par vale (100 shares authorized; 10 shares issued and outstanding)	10
Additional paid-in capital	990
Retained earnings	156,511
Total stockholder's equity	157,511
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 194,545**

See notes to financial statements.

THE LAWRENCE D. VITEZ CORPORATION

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES:	
Broker-dealer commissions	$ 128,177
Investment advisory fees	1,014,815
Insurance commissions	13,661
Total	1,156,653
EXPENSES:	
Salaries	395,896
Commissions	130,023
Retirement plan contributions	39,951
Rent	33,333
Licensing and professional fees	22,731
Payroll taxes	21,640
Insurance	14,838
Travel and entertainment	12,977
Dues and subscriptions	12,620
Depreciation	9,191
Miscellaneous expense	9,055
Telephone	9,028
Office supplies and expense	7,488
Contributions	4,426
Marketing	3,678
Other taxes	2,003
Postage	1,105
Client relations	800
Total	730,783
NET INCOME	$ **425,870**

See notes to financial statements.

THE LAWRENCE D. VITEZ CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings
BALANCE, DECEMBER 31, 2017	$ 10	$ 990	$ 223,826
NET INCOME			425,870
DIVIDENDS PAID TO STOCKHOLDER			(493,185)
BALANCE, DECEMBER 31, 2018	$ 10	$ 990	$ 156,511

See notes to financial statements.

THE LAWRENCE D. VITEZ CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2018

SUBORDINATED LIABILITIES, DECEMBER 31, 2017	$	-
CHANGE IN SUBORDINATED LIABILITIES		-
SUBORDINATED LIABILITIES, DECEMBER 31, 2018	$	-

See notes to financial statements.

THE LAWRENCE D. VITEZ CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 425,870
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation	9,191
Changes in operating assets and liabilities	
Broker-dealer commissions receivable	12,826
Other receivables	14,518
Prepaid expenses	6,700
Accounts payable	22,948
Net cash provided by operating activities	492,053
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividends paid to stockholder	(493,185)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,132)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	84,297
CASH AND CASH EQUIVALENTS, END OF YEAR	$ **83,165**

See notes to financial statements.

1. **SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:**

Operations - The Lawrence D. Vitez Corporation (the "Company") is incorporated in the State of North Carolina and operates as a registered investment advisory firm, a licensed independent insurance agency, and a registered broker-dealer. The Company handles investment capital on behalf of clients including individuals, businesses and retirement plans. As a registered broker-dealer, the Company is primarily involved in the purchase and sale of mutual funds and direct participation programs on behalf of its clients. The Company does not take title to or control of any securities. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Adjustments applied to estimated amounts are recognized in the year in which adjustments are determined.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

Receivables - The Company extends credit under its service agreements for various commissions. By their nature, receivables involve risk, including the credit risk of nonpayment by the client. Accounts receivable are considered past due based on contractual and invoice terms. Accounts deemed uncollectible are charged directly to bad debt expense. As of December 31, 2018, the Company considered all remaining balances collectible and, therefore, no allowance has been provided.

Property: - Property is stated at cost. Depreciation is provided over estimated useful lives using an accelerated method.

Revenue Recognition - The Company bills the majority of its management advisory fees at the beginning of each calendar quarter. (Annual fees can range from .25% to 1.70% of the assets under management, and are negotiable). Accounts receivable may relate to advisory fees, fees and commissions from mutual funds, and insurance commissions, all of which are recognized when earned.

Broker-dealer commission income and related expenses are recorded on a settlement date basis. The difference between the settlement date basis and trade date basis is not a significant amount.

Income Taxes - Under the provisions of the Internal Revenue Code, the Company has elected to be taxed as a subchapter "S" corporation. Under such election, the Company's taxable income and tax credits are passed through to its stockholder for inclusion in his individual income tax return.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2018.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through February 21, 2019, which is the date the financial statements were available to be issued.

2. REVENUE FROM CONTRACTS WITH CUSTOMERS

On January 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") using the modified retrospective method (i.e., applied retrospectively effective January 1, 2018 without revising prior periods), which had no impact on the Company's opening retained earnings. Revenue from contracts with customers includes commission income and fees from investment advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms and requires significant judgement in determining whether performance obligations are satisfied at a point in time or over time, and whether constraints on variable consideration should be applied due to uncertain future events.

Broker-dealer commissions

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company receives distribution fees paid by the funds upon initial sale of fund investments and over time. The company believes that its performance obligation is the sale of securities to investors and is fulfilled on the settlement date. Distribution fees are recognized in the current period and are primarily related to performance obligations that have been satisfied in prior periods.

Investment Advisory Fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing services is satisfied over time because the customer is receiving benefits from the services as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are billed quarterly in arrears and in advance. Fees billed in arrears are recognized as revenue when billed as they relate specifically to services provided during the billing period. Fees billed in advance are recognized as revenue in the ensuing periods in which the performance obligations are satisfied.

Insurance commissions

The Company receives commissions from insurance companies for the sale of insurance policies (group health, life or disability) to customers. Commissions are paid upon initial purchase of the policy and when annual premiums are paid. The Company believes that its performance obligation is fulfilled when the policy is sold. Insurance commissions are recognized in the current period and are primarily related to performance obligations that have been satisfied in prior periods.

The following table presents revenue by timing of transfer of services

Revenue from Contracts with Customers	
Services provided at a point in time	
Broker-dealer commissions	$ 128,177
Insurance commissions	13,661
	141,388
Services provided over time	
Investment advisory fees	
Billed in advance	668,478
Billed in arrears	346,337
	1,014,815
	$ 1,156,653

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2018, the Company had net capital of $127,296 which was $122,296 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to adjusted net capital was .29 to 1.

4. RETIREMENT PLAN

The Company maintains a qualified retirement plan under which eligible employees may defer a portion of their annual compensation pursuant to Section 401(k) of the Internal Revenue Code. The plan covers both full and part-time employees. Company contributions to the plan are made at the discretion of management. Contributions for the plan year ended December 31, 2018 totaled $39,951.

5. LEASES

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02 Topic 842), which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. The new standard is effective for the Company on January 1, 2019. The Company expects to adopt the new standard on its effective date. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. The Company expects to use the effective date as the date of initial application.

The new standard provides practical expedients for an entity's ongoing accounting. The Company currently expects to elect the short-term lease recognition exemption for the Company's office lease. This means that the Company will not recognize ROU assets or lease liabilities. The Company expects that this standard will not have a material effect on the Company's financial statements.

In January 2018, the Company relocated its office to Rock Hill, South Carolina and is currently leasing its office space on a month-to-month basis. The Company continued to make lease payments on the office space it vacated through August 2018. Total rent expense for the year ended December 31, 2018 is as follows.

Prior lease commitment	$20,533
Month-to month rent	12,800
	$33,333

6. SIPC MEMBERSHIP EXCLUSION

The Company has claimed exclusion from SIPC Membership for the calendar year ended December 31, 2018 under Section 78ccc(2)(A)ii of the Securities Investor Protection Act of 1970.

THE LAWRENCE D. VITEZ CORPORATION

RECONCILIATION OF NET CAPITAL AS OF DECEMBER 31, 2018 UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL, DECEMBER 31, 2018	$	127,296
ADJUSTMENTS		-
NET CAPITAL, DECEMBER 31, 2018 (audited)	$	**127,296**

See report of independent registered public accounting firm.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CONSOLIDATED SECURITIES as of 12/31/18

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 157,511	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			157,511	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 157,511	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 29,666	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(29,666)	3620
Other additions and/or allowable credits (List)				3630
Net Capital before haircuts on securities positions			$ 127,845	3640
Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :				
A. Contractual securities commitments	$ 549	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue concentration		3650		
E. Other (List)		3736	(549)	3740
Net Capital			$ 127,296	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CONSOLIDATED SECURITIES as of 12/31/18

Part A

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11. Minimum net capital required (6-2/3% of line 19)	$	2,469	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	122,296	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	121,296	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	37,034	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
19. Total aggregate indebtedness			$	37,034	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	29.09	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			%	0.00	3860

Part B

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Stockholder of The Lawrence D. Vitez Corporation:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Lawrence D. Vitez Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Lawrence D. Vitez Corporation claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and (2) The Lawrence D. Vitez Corporation stated that The Lawrence D. Vitez Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. The Lawrence D. Vitez Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Lawrence D. Vitez Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

GreerWalker LLP

Certified Public Accountants
February 21, 2019
Greenville, SC

GreerWalker LLP | **greerwalker.com**
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

THE LAWRENCE D. VITEZ CORPORATION

EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2018

The Larry D. Vitez Corporation Exemption Report

The Larry D. Vitez Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (1) Limited business (mutual funds and/or variable annuities only)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

The Lawrence D. Vitez Corporation

I, Lawrence D. Vitez, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: CEO

February XX, 2019

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Stockholder of The Lawrence D. Vitez Corporation:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by The Lawrence D. Vitez Corporation and the SIPC, solely to assist you and SIPC in evaluating The Lawrence D. Vitez Corporation's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2018, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). The Lawrence D. Vitez Corporation's management is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the Total Revenues included in the accompanying Schedule of Form SIPC-3 Revenues prepared by The Lawrence D. Vitez Corporation for the year ended December 31, 2018, to the total revenues in The Lawrence D. Vitez Corporation's audited financial statements included on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, noting no difference;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by The Lawrence D. Vitez Corporation for the year ended December 31, 2018, to the supporting schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by The Lawrence D. Vitez Corporation for the year ended December 31, 2018, and in the related schedules and workpapers, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on The Lawrence D. Vitez Corporation's compliance with the exclusion requirements from membership in SIPC for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of The Lawrence D. Vitez Corporation and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

GreerWalker LLP

Certified Public Accountants
February 21, 2019
Greenville, SC

THE LAWRENCE D. VITEZ CORPORATION

SCHEDULE OF FORM SIPC-3 REVENUES FOR THE YEAR ENDED DECEMBER 31, 2018

Amount ($)		Business Activities through which revenue was earned
$		Business conducted outside the United States and its territories and possessions
$	128,177	Distribution of shares of registered open end investment companies or unit investment trusts
$		Sale of variable annuities
$	13,661	Insurance commissions and fees
$	1,014,815	Investment advisory services to one or more registered investment companies or insurance company separate accounts
$		Transactions in securities futures products
$	**1,156,653**	**Total Revenues from Business Activities**
$	**1,156,653**	**Total Revenues**

See report of independent registered public accounting firm.